Piper Sandler & Co.

800 Nicollet Mall, Suite 800

Minneapolis, Minnesota 55402

Cowen and Company, LLC

599 Lexington Avenue

New York, New York 10022

October 2, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aziyo Biologics, Inc.

Registration Statement on Form S-1, as amended (File No. 333-248788)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Aziyo Biologics, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on October 6, 2020, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Latham & Watkins LLP, may request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have carried out the following distribution of the Company’s preliminary prospectus dated September 30, 2020:

(i)	Dates of distribution: September 30, 2020 through the date hereof
(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 4
(iii)	Number of preliminary prospectuses furnished to investors: approximately 800
(iv)	Number of preliminary prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants and underwriters’ counsel: approximately 4

The undersigned advise that they have complied and will continue to comply, and each underwriter has advised the undersigned that it has complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

PIPER SANDLER & CO.
COWEN AND COMPANY, LLC

As representatives of the several underwriters listed in Schedule I to the Underwriting Agreement

PIPER SANDLER & CO.

By:	/s/ Neil Riley
	Name:	Neil Riley
	Title:	Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Rob Weir
	Name:	Rob Weir
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]